DC
No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


06040547

June 26, 2006

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/26/2006

Re: FedEx Corporation
Incoming letter dated May 8, 2006

Dear Mr. Molinet:

This is in response to your letter dated May 8, 2006 concerning the shareholder proposal submitted to FedEx by John Chevedden. We also have received letters from the proponent dated May 18, 2006 and June 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
Email rtmolinet@fedex.com



VIA FEDEX EXPRESS

May 8, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **FedEx Corporation – Omission of Stockholder Proposal Relating to Simple Majority Voting**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2006 annual meeting of its stockholders (the "2006 Proxy Materials") the stockholder proposal and supporting statement attached hereto as Exhibit A (the "Stockholder Proposal"), which was submitted by John Chevedden (the "Proponent") via facsimile on February 2, 2006.

We believe that the Stockholder Proposal may be excluded from our 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because we have substantially implemented the Stockholder Proposal. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2006 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2006 Proxy Materials;
- enclosing six copies of this letter and its exhibits; and
- simultaneously providing a copy of this letter and all its exhibits to the Proponent, thereby notifying him of our intention to exclude the Stockholder Proposal from our 2006 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal requests elimination of our supermajority stockholder voting requirements, stating in relevant part:

> "RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent practicable in accordance with applicable laws and existing governance documents."

Analysis

The Stockholder Proposal may be excluded under Rule 14a-8(i)(10) because FedEx has substantially implemented the Stockholder Proposal.

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal from its proxy materials if "the company has already substantially implemented the proposal."

Our Amended and Restated Certificate of Incorporation, as amended ("Charter"), and Restated Bylaws ("Bylaws") contain the following supermajority voting requirements (the "Supermajority Requirements"), each of which can be eliminated only with the approval of our stockholders (by an 80% supermajority vote):

- Our Charter requires an 80% supermajority vote of outstanding shares of FedEx common stock to approve certain business combinations with greater-than-10% stockholders, unless (i) the transaction is approved by a majority of the disinterested directors, or (ii) the stockholders receive a "fair price" and other procedural requirements are met (the "fair price provision").

- Our Charter requires an 80% supermajority vote of outstanding shares of FedEx common stock to amend or repeal the fair price provision or the requirements in the Charter and Bylaws that (i) stockholder action be taken at a duly called annual or special meeting, and (ii) special meetings be called only by the Board of Directors.

- Our Bylaws require an 80% supermajority vote of outstanding shares of FedEx common stock to divide the Board into classes with staggered terms.

On March 13, 2006, our Board of Directors determined to (i) submit to our stockholders at the 2006 annual meeting a proposal to amend the Charter and Bylaws to remove all of the Supermajority Requirements (the "Management Proposal"), and (ii) recommend that our stockholders vote in favor of the Management Proposal. A copy of the relevant portions of our Charter and Bylaws, marked to show the changes to be proposed by the Management Proposal, is attached hereto as Exhibit B. A copy of the resolutions reflecting the Board's decision, which were duly adopted by the Board on March 13, is attached hereto as Exhibit C, and a copy of our April 3 press release announcing the Board's decision is attached hereto as Exhibit D. If the Management Proposal is adopted by our stockholders, the approval threshold for each of the associated actions will be reduced to a simple majority of outstanding shares, and there will no longer be any supermajority stockholder voting requirements in our Charter and Bylaws.

The Staff has consistently taken the position that a company may exclude a stockholder proposal requesting elimination of supermajority voting requirements under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has resolved to seek stockholder approval at the next annual meeting to amend the company's certificate of incorporation and bylaws to eliminate supermajority voting requirements. *See, e.g., Northrop Grumman Corporation* (March 28, 2006); *Citigroup Inc.* (March 10, 2006); *Baxter International Inc.* (February 26, 2006); *Johnson & Johnson* (February 13, 2006); *Pfizer Inc.* (January 31, 2006); and *Entergy Corporation* (January 31, 2006) (in each of these no-action letters, a substantially similar or identical proposal was allowed to be excluded under Rule 14-8(i)(10)). Because our Board of Directors has resolved to seek stockholder approval of the Management Proposal at the 2006 annual meeting and to recommend that our stockholders vote in favor of such approval, we have substantially implemented the Stockholder Proposal, and the Stockholder Proposal may be excluded under Rule 14a-8(i)(10).

We note that we have repeatedly requested that the Proponent withdraw the Stockholder Proposal in light of the Management Proposal, but he refuses to do so. Attached hereto as Exhibit E is a copy of the relevant e-mail correspondence between the Proponent and the undersigned. We believe that at this point we have no choice but to submit this no-action request.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2006 Proxy Materials.

If you have any questions or need any additional information, please feel free to call the undersigned at (901) 818-7029. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet
Corporate Vice President – Securities & Corporate Law

Attachments

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278
E-mail: *olmsted7p@earthlink.net*
Fax: 310-371-7872

[599810]

Exhibit A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Frederick W. Smith
Chairman
FedEx Corporation (FDX)
942 S. Shady Grove Rd.
Memphis, TN 38120
PH: 901-818-7500
FX: 901-818-7388

Dear Mr. Smith,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value past the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in advancing the long-term performance of our company.

Sincerely,



Feb. 2, 2006

John Chevedden
Shareholder

cc: Christine P. Richards
Corporate Secretary
FX: 901-818-7590
Robert Molinet
Staff Vice President
PH: 901-818-7029
FX: 901-818-7119

[February 2, 2006]

3 – Simple Majority Vote

RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent practicable in accordance with applicable laws and existing governance documents.

Terminate Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate our shareholder majority. For example, with our 80% vote requirement, if 79% vote yes and only 1% vote no — only 1% can force their will on the overwhelming 79% majority.

75% Yes-Vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

This topic also won 65% support at our 2005 meeting – significant support for its first appearance on our ballot. The Council of Institutional Investors recommends adoption of a proposal that attains one such majority vote and not waiting for a second 65% vote.

Terminate Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, with our 80% vote requirement, if 79% vote yes and only 1% vote no — only 1% can force their will on the overwhelming 79% majority.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "D" in Overall Board effectiveness.
  - "D" in Board Composition.
  - "D" in CEO Compensation.

  Overall governance risk assessment = High

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Our directors can be re-elected with only one yes-vote from our 300 million shares under plurality voting.
- Cumulative voting was not allowed.

- We would have to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- There are too many active CEOs on our board with 6 – Over-commitment Concern.
- Perhaps as a result our full board had only 6 meetings in an entire year.

- Six directors had 17 to 35 years tenure – Independence concern

- Mr. Greer, with 32 years director tenure, chaired our compensation committee – Independence concern.
- Mr. Willmott, with 32 years director tenure, chaired our nomination committee – Independence concern.

These less-than-best practices reinforce the reason to take one step forward and support simple majority vote.

Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.



February 9, 2006

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in Fedex Corp. ("FDX").

I can confirm that John Chevedden has continuously held no less than 100,000 shares of FDX since October 1, 2004.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 6889. I am available Monday through Friday, 8:30 a.m. to 5:00 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W038604-09FEB06

Post-it® Fax Note 7671	Date 2-10-06 # of pages ▸
To Robert Molinet	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 901-818-7119 / 818-7590	Fax #

Exhibit B

PROPOSED AMENDMENTS TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF FEDEX CORPORATION

ARTICLE FIFTH: ~~Certain Business Combinations~~

~~1. Higher Vote for Certain Business Combinations. In addition to any affirmative vote of holders of a class or series of capital stock of the Corporation required by law or this Amended and Restated Certificate of Incorporation, and except as otherwise expressly provided in paragraph 2 of this ARTICLE FIFTH, a Business Combination (as hereinafter defined) with or upon a proposal by a Related Person (as hereinafter defined) shall require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock"). Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.~~

~~2. When Higher Vote is Not Required. The provisions of paragraph 1 of this ARTICLE FIFTH shall not be applicable to a particular Business Combination and such Business Combination shall require only such affirmative vote as is required by law and other provisions of this Amended and Restated Certificate of Incorporation, if all of the conditions specified in either of the following paragraphs (A) or (B) are met:~~

~~(A) Approval by Directors. The Business Combination has been approved by a majority of the Continuing Directors (as hereinafter defined).~~

~~(B) Price and Procedure Conditions. All of the following conditions shall have been met:~~

~~(1) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following:~~

~~(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealer's fees) paid by the Related Person for any shares of Common Stock acquired by it (a) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date") or (b) in the transaction in which it became a Related Person, whichever is higher; or~~

~~(ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Related Person became a Related Person (such latter date is referred to in this ARTICLE FIFTH as the "Determination Date"), whichever is higher; or~~

~~(2) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Shares of any other class or series of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph 2(B)(2) shall be required to be met with respect to every class of outstanding Voting Stock whether or not the Related Person has previously acquired any shares of a particular class of Voting Stock):~~

~~(i) (if applicable) the highest per share price (including any broker commissions, transfer taxes and soliciting dealers' fees), paid by the Related Person for any shares of such class or series of Voting Stock acquired by it (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became a Related Person, whichever is higher;~~

~~(ii) (if applicable) the highest preferential amount per share to which the holders of shares of such class or series of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and~~

~~(iii) the Fair Market Value per share of such class or series of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.~~

~~(3) The consideration to be received by holders of a particular class or series of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Related Person has previously paid for shares of such class of Voting Stock. If the Related Person has paid for shares of any class or series of Voting Stock with varying forms of consideration, the form of consideration given for such class or series of Voting Stock in the Business Combination shall be either cash or the form used to acquire the largest number of shares of such class or series of Voting Stock previously acquired by it.~~

~~(4) No Extraordinary Event (as hereinafter defined) shall have occurred after the Related Person became a Related Person and prior to the consummation of the Business Combination.~~

~~(5) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) is mailed to public stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required pursuant to such Act or subsequent provisions).~~

~~3. Certain Definitions. For purposes of this ARTICLE FIFTH:~~

~~(A) A "person" shall mean any individual, firm, corporation or other entity.~~

~~(B) The term "Business Combination" shall mean any of the following transactions, when entered into by the Corporation or a subsidiary of the Corporation with, or upon a proposal by, a Related Person or any other corporation (whether or not itself a Related Person which is, or after such transaction would be, an Affiliate (as hereinafter defined) of a Related Person:~~

~~(1) the merger or consolidation of the Corporation or any subsidiary of the Corporation; or~~

~~(2) the sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one or a series of transactions) of any assets of the Corporation or any subsidiary of the Corporation having an aggregate Fair Market Value of $5,000,000 or more;~~

~~(3) the issuance or transfer by the Corporation or any subsidiary of the Corporation (in one or a series of transactions) of securities of the Corporation or that subsidiary having an aggregate Fair Market Value of $5,000,000 or more; or~~

~~(4) the adoption of a plan or proposal for the liquidation or dissolution of the Corporation; or~~

~~(5) the reclassification of securities (including a reverse stock split), recapitalization, consolidation or any other transaction (whether or not involving a Related Person) which has the direct or indirect effect of increasing the voting power, whether or not then exercisable, of a Related Person in any class or series of capital stock of the Corporation or any subsidiary of the Corporation; or~~

~~(6) any agreement, contract or other arrangement providing directly or indirectly for the foregoing.~~

~~(C) The term "Related Person" shall mean any person (other than the Corporation, a subsidiary of the Corporation or any profit sharing, employee stock ownership or other employee benefit plan of the Corporation or a subsidiary of the Corporation or any trustee of or fiduciary with respect to any such plan acting in such capacity) which:~~

~~(1) is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock, or~~

~~(2) is an Affiliate of the Corporation and at any time within the two year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock; or~~

~~(3) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.~~

~~(D) A person shall be a "beneficial owner" of any Voting Stock:~~

~~(1) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or~~

~~(2) which such person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or~~

~~(3) which are beneficially owned, directly or indirectly by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.~~

~~For the purposes of determining whether a person is a Related Person pursuant to subparagraph (C) of this paragraph 3, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of subparagraph (D) of this paragraph 3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.~~

~~(E) The term "Continuing Director" shall mean any member of the Board of Directors who is not affiliated with a Related Person and who was a member of the Board of Directors immediately prior to the time that the Related Person became a Related Person, and any successor to a Continuing Director who is not affiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors.~~

~~(F) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as in effect on August 1, 1984.~~

~~(G) The term "Extraordinary Event" shall mean, as to any Business Combination and Related Person, any of the following events that is not approved by a majority of the Continuing Directors:~~

~~(1) any failure to declare and pay at the regular date therefor any full quarterly dividend (whether or not cumulative) on outstanding Preferred or Preference Stock; or~~

~~(2) any reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock); or~~

~~(3) any failure to increase the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification, (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of the Common Stock; or~~

~~(4) any Related Person shall become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which resulted in such Related Person becoming a Related Person; or~~

~~(5) the receipt by the Related Person, after such Person has become a Related Person, of a direct or indirect benefit (except proportionately as a shareholder) from any loans, advances, guarantees, pledges or other financial~~

~~assistance or any tax credits or other tax advantages provided by the Corporation or any subsidiary of the Corporation, whether in anticipation of or in connection with the Business Combination or otherwise.~~

~~(H) "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.~~

~~(I) In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in subparagraphs B(1) and (2) of paragraph 2 of this ARTICLE FIFTH shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.~~

~~4. Powers of the Board of Directors. A majority of all Continuing Directors shall have the power to make all determinations with respect to this ARTICLE FIFTH, on the basis of information known to them after reasonable inquiry, including, without limitation, the transactions that are Business Combinations, the persons who are Related Persons, the number of shares of Voting Stock owned by any person, the time at which a Related Person becomes a Related Person and the Fair Market Value of any assets, securities or other property, and any such determinations of such Directors shall be conclusive and binding.~~

~~5. No Effect on Fiduciary Obligations of Related Persons. Nothing contained in this ARTICLE FIFTH shall be construed to relieve any Related Person from any fiduciary obligation imposed by law.~~

~~6. Amendment or Repeal. The affirmative vote of the holders of not less than 80% of the total voting power of the Voting Stock of the Corporation, voting together as a single class, shall be required in order to amend, repeal or adopt any provision inconsistent with this ARTICLE FIFTH.~~ **[Repealed]**

ARTICLE SIXTH: ~~In addition to any affirmative vote of holders of a class or series of capital stock of the Corporation required by law or this Amended and Restated Certificate of Incorporation, unless the Business Combination (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation) has been approved by a majority of the Continuing Directors (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation), a Business Combination with or upon a proposal by a Related Person (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation) shall require the affirmative vote of the holders of not less than a majority of the Voting Stock (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation) beneficially owned by stockholders other than such Related Person. Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise.~~

~~The affirmative vote of the holders, other than the Related Person proposing the amendment, repeal or adoption of any provision inconsistent with this ARTICLE SIXTH, of not less than a majority of the Voting Stock of the Corporation, voting together as a single class, shall be required in order to amend, repeal or adopt any provision inconsistent with this ARTICLE SIXTH.~~ **[Repealed]**

ARTICLE EIGHTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

The Board of Directors shall have power to make, alter, amend and repeal the By-laws (except so far as the By-laws adopted by the stockholders shall otherwise provide). Any By-laws made by the Directors under the powers conferred hereby may be altered, amended or repealed by the Directors or by the stockholders. ~~Notwithstanding the foregoing and anything contained in this Amended and Restated Certificate of Incorporation to the contrary, Sections 5 and 11 of Article II of the By laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least 80% of the voting power of all the shares of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this ARTICLE EIGHTH.~~

To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

By a majority of the whole Board, to designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The By-laws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in the By-laws of the Corporation, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Amended and Restated Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the By-laws of the Corporation; and, unless the resolution or By-laws expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

When and as authorized by the stockholders in accordance with statute, to sell, lease or exchange all or substantially all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its Board of Directors shall deem expedient and for the best interests of the Corporation.

ARTICLE TWELFTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.~~ Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this ARTICLE TWELFTH.~~

PROPOSED AMENDMENTS TO THE RESTATED BYLAWS OF FEDEX CORPORATION

ARTICLE VIII. AMENDMENTS

Subject to the provisions of the certificate of incorporation of the corporation, these bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the stockholders or by the board of directors. Notwithstanding the foregoing and anything contained in these bylaws to the contrary, Sections 1 and 2 of Article III herein shall not be altered, amended or repealed for the purpose of dividing the board of directors into classes with staggered terms and no provision inconsistent therewith shall be adopted for such purpose without the affirmative vote of the holders of at least ~~80%~~ **a majority** of the voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class. Notwithstanding anything contained in these bylaws to the contrary, the affirmative vote of the holders of at least ~~80%~~ **a majority** of the voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal the preceding sentence of this Article VIII.

Exhibit C

FedEx Corporation

Assistant Secretary's Certificate

I, Robert T. Molinet, do hereby certify that I am an Assistant Secretary of FedEx Corporation, a Delaware corporation (the "Company"), and do hereby further certify on behalf of the Company that the following is a true and correct copy of resolutions adopted by the Board of Directors of the Company on March 13, 2006, and that such resolutions have not been modified, amended or rescinded and remain in full force and effect on the date hereof:

RESOLVED, that, subject to the approval of the stockholders of FedEx Corporation ("FedEx"), the Board of Directors of FedEx hereby approves the adoption of amendments to FedEx's Amended and Restated Certificate of Incorporation, as amended, and Restated Bylaws to remove all supermajority voting requirements (the "Amendments"), as set forth in Appendix A attached hereto.

FURTHER RESOLVED, that the Board of Directors of FedEx hereby approves the submission of the Amendments to FedEx's stockholders for consideration and approval at the next annual meeting of stockholders in September 2006, and declares it advisable, and hereby recommends, that the stockholders of FedEx consider and approve the Amendments.

FURTHER RESOLVED, that, if the Amendments are approved by FedEx's stockholders, any officer of the Company be, and each of them hereby is, authorized, empowered and directed for and in the name and on behalf of the FedEx to negotiate, execute and deliver (and if necessary or appropriate, to file with the appropriate governmental authorities) any and all certificates, instruments, documents and agreements, including any amendments, supplements and modifications thereto, and do and perform any and all acts and deeds that are required to be done, observed, performed or discharged by FedEx in order to effect the purposes and intent of the foregoing resolutions and the transactions contemplated thereby (including, without limitation, the execution, acknowledgment, filing and recording of the Amendments and a restated certificate of incorporation or an amended and restated certificate of incorporation with the Secretary of State of Delaware, and the payment of any fees), or that any officer, in his or her sole discretion with the advice and consent of counsel, deems necessary, appropriate or advisable to effect the purposes and intent of the foregoing resolutions and the transactions contemplated thereby, his or her taking any action being conclusive evidence that he or she did so deem the same to be necessary, appropriate or advisable.

IN WITNESS WHEREOF, the undersigned has hereunto signed his name this 8th day of May, 2006.



Robert T. Molinet
Assistant Secretary

[599916]

Appendix A

PROPOSED AMENDMENTS TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF FEDEX CORPORATION

ARTICLE FIFTH: ~~Certain Business Combinations~~

~~1. Higher Vote for Certain Business Combinations. In addition to any affirmative vote of holders of a class or series of capital stock of the Corporation required by law or this Amended and Restated Certificate of Incorporation, and except as otherwise expressly provided in paragraph 2 of this ARTICLE FIFTH, a Business Combination (as hereinafter defined) with or upon a proposal by a Related Person (as hereinafter defined) shall require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors (the "Voting Stock"). Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.~~

~~2. When Higher Vote is Not Required. The provisions of paragraph 1 of this ARTICLE FIFTH shall not be applicable to a particular Business Combination and such Business Combination shall require only such affirmative vote as is required by law and other provisions of this Amended and Restated Certificate of Incorporation, if all of the conditions specified in either of the following paragraphs (A) or (B) are met:~~

~~(A) Approval by Directors. The Business Combination has been approved by a majority of the Continuing Directors (as hereinafter defined).~~

~~(B) Price and Procedure Conditions. All of the following conditions shall have been met:~~

~~(1) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following:~~

~~(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealer's fees) paid by the Related Person for any shares of Common Stock acquired by it (a) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date") or (b) in the transaction in which it became a Related Person, whichever is higher; or~~

~~(ii) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Related Person became a Related Person (such latter date is referred to in this ARTICLE FIFTH as the "Determination Date"), whichever is higher; or~~

~~(2) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Shares of any other class or series of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph 2(B)(2) shall be required to be met with respect to every class of outstanding Voting Stock whether or not the Related Person has previously acquired any shares of a particular class of Voting Stock):~~

~~(i) (if applicable) the highest per share price (including any broker commissions, transfer taxes and soliciting dealers' fees), paid by the Related Person for any shares of such class or series of Voting Stock acquired by it (a) within the two-year period immediately prior to the Announcement Date or (b) in the transaction in which it became a Related Person, whichever is higher;~~

~~(ii) (if applicable) the highest preferential amount per share to which the holders of shares of such class or series of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and~~

(iii) the Fair Market Value per share of such class or series of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

(3) The consideration to be received by holders of a particular class or series of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Related Person has previously paid for shares of such class of Voting Stock. If the Related Person has paid for shares of any class or series of Voting Stock with varying forms of consideration, the form of consideration given for such class or series of Voting Stock in the Business Combination shall be either cash or the form used to acquire the largest number of shares of such class or series of Voting Stock previously acquired by it.

(4) No Extraordinary Event (as hereinafter defined) shall have occurred after the Related Person became a Related Person and prior to the consummation of the Business Combination.

(5) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) is mailed to public stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required pursuant to such Act or subsequent provisions).

3. Certain Definitions. For purposes of this ARTICLE FIFTH:

(A) A "person" shall mean any individual, firm, corporation or other entity.

(B) The term "Business Combination" shall mean any of the following transactions, when entered into by the Corporation or a subsidiary of the Corporation with, or upon a proposal by, a Related Person or any other corporation (whether or not itself a Related Person which is, or after such transaction would be, an Affiliate (as hereinafter defined) of a Related Person:

(1) the merger or consolidation of the Corporation or any subsidiary of the Corporation; or

(2) the sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one or a series of transactions) of any assets of the Corporation or any subsidiary of the Corporation having an aggregate Fair Market Value of $5,000,000 or more;

(3) the issuance or transfer by the Corporation or any subsidiary of the Corporation (in one or a series of transactions) of securities of the Corporation or that subsidiary having an aggregate Fair Market Value of $5,000,000 or more; or

(4) the adoption of a plan or proposal for the liquidation or dissolution of the Corporation; or

(5) the reclassification of securities (including a reverse stock split), recapitalization, consolidation or any other transaction (whether or not involving a Related Person) which has the direct or indirect effect of increasing the voting power, whether or not then exercisable, of a Related Person in any class or series of capital stock of the Corporation or any subsidiary of the Corporation; or

(6) any agreement, contract or other arrangement providing directly or indirectly for the foregoing.

(C) The term "Related Person" shall mean any person (other than the Corporation, a subsidiary of the Corporation or any profit sharing, employee stock ownership or other employee benefit plan of the Corporation or a subsidiary of the Corporation or any trustee of or fiduciary with respect to any such plan acting in such capacity) which:

(1) is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock; or

(2) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock; or

~~(3) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Related Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.~~

~~(D) A person shall be a "beneficial owner" of any Voting Stock:~~

~~(1) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or~~

~~(2) which such person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or~~

~~(3) which are beneficially owned, directly or indirectly by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.~~

~~For the purposes of determining whether a person is a Related Person pursuant to subparagraph (C) of this paragraph 3, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of subparagraph (D) of this paragraph 3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.~~

~~(E) The term "Continuing Director" shall mean any member of the Board of Directors who is not affiliated with a Related Person and who was a member of the Board of Directors immediately prior to the time that the Related Person became a Related Person, and any successor to a Continuing Director who is not affiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors.~~

~~(F) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as in effect on August 1, 1984.~~

~~(G) The term "Extraordinary Event" shall mean, as to any Business Combination and Related Person, any of the following events that is not approved by a majority of the Continuing Directors:~~

~~(1) any failure to declare and pay at the regular date therefor any full quarterly dividend (whether or not cumulative) on outstanding Preferred or Preference Stock; or~~

~~(2) any reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock); or~~

~~(3) any failure to increase the annual rate of dividends paid on the Common Stock as necessary to reflect any reclassification, (including any reverse stock split), recapitalization, reorganization or any similar transaction that has the effect of reducing the number of outstanding shares of the Common Stock; or~~

~~(4) any Related Person shall become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which resulted in such Related Person becoming a Related Person; or~~

~~(5) the receipt by the Related Person, after such Person has become a Related Person, of a direct or indirect benefit (except proportionately as a shareholder) from any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation or any subsidiary of the Corporation, whether in anticipation of or in connection with the Business Combination or otherwise.~~

~~(H) "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-~~

~~Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.~~

~~(I) In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in subparagraphs B(1) and (2) of paragraph 2 of this ARTICLE FIFTH shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.~~

~~4. Powers of the Board of Directors. A majority of all Continuing Directors shall have the power to make all determinations with respect to this ARTICLE FIFTH, on the basis of information known to them after reasonable inquiry, including, without limitation, the transactions that are Business Combinations, the persons who are Related Persons, the number of shares of Voting Stock owned by any person, the time at which a Related Person becomes a Related Person and the Fair Market Value of any assets, securities or other property, and any such determinations of such Directors shall be conclusive and binding.~~

~~5. No Effect on Fiduciary Obligations of Related Persons. Nothing contained in this ARTICLE FIFTH shall be construed to relieve any Related Person from any fiduciary obligation imposed by law.~~

~~6. Amendment or Repeal. The affirmative vote of the holders of not less than 80% of the total voting power of the Voting Stock of the Corporation, voting together as a single class, shall be required in order to amend, repeal or adopt any provision inconsistent with this ARTICLE FIFTH.~~ **[Repealed]**

ARTICLE SIXTH:~~ In addition to any affirmative vote of holders of a class or series of capital stock of the Corporation required by law or this Amended and Restated Certificate of Incorporation, unless the Business Combination (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation) has been approved by a majority of the Continuing Directors (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation), a Business Combination with or upon a proposal by a Related Person (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation) shall require the affirmative vote of the holders of not less than a majority of the Voting Stock (as defined in ARTICLE FIFTH of this Amended and Restated Certificate of Incorporation) beneficially owned by stockholders other than such Related Person. Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise.~~

~~The affirmative vote of the holders, other than the Related Person proposing the amendment, repeal or adoption of any provision inconsistent with this ARTICLE SIXTH, of not less than a majority of the Voting Stock of the Corporation, voting together as a single class, shall be required in order to amend, repeal or adopt any provision inconsistent with this ARTICLE SIXTH.~~**[Repealed]**

ARTICLE EIGHTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

The Board of Directors shall have power to make, alter, amend and repeal the By-laws (except so far as the By-laws adopted by the stockholders shall otherwise provide). Any By-laws made by the Directors under the powers conferred hereby may be altered, amended or repealed by the Directors or by the stockholders. ~~Notwithstanding the foregoing and anything contained in this Amended and Restated Certificate of Incorporation to the contrary, Sections 5 and 11 of Article II of the By-laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least 80% of the voting power of all the shares of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this ARTICLE EIGHTH.~~

To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

By a majority of the whole Board, to designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The By-laws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in the By-laws of the Corporation, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Amended and Restated Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the By-laws of the Corporation; and, unless the resolution or By-laws expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

When and as authorized by the stockholders in accordance with statute, to sell, lease or exchange all or substantially all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its Board of Directors shall deem expedient and for the best interests of the Corporation.

ARTICLE TWELFTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors. ~~Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80% of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this ARTICLE TWELFTH.~~

PROPOSED AMENDMENTS TO THE RESTATED BYLAWS OF FEDEX CORPORATION

ARTICLE VIII. AMENDMENTS

Subject to the provisions of the certificate of incorporation of the corporation, these bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the stockholders or by the board of directors. Notwithstanding the foregoing and anything contained in these bylaws to the contrary, Sections 1 and 2 of Article III herein shall not be altered, amended or repealed for the purpose of dividing the board of directors into classes with staggered terms and no provision inconsistent therewith shall be adopted for such purpose without the affirmative vote of the holders of at least ~~80%~~ **a majority** of the voting power of all the shares of the corporation entitled to vote generally in the election of directors, voting together as a single class. Notwithstanding anything contained in these bylaws to the contrary, the affirmative vote of the holders of at least ~~80%~~ **a majority** of the voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal the preceding sentence of this Article VIII.

Exhibit D



About FedEx
Press Releases

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April 03, 2006 09:00 AM US Eastern Timezone

FedEx Corp. Board of Directors to Propose Charter and Bylaw Amendments to Eliminate Supermajority Voting Provisions

MEMPHIS, Tenn.--(BUSINESS WIRE)--April 3, 2006--The Board of Directors of FedEx Corporation (NYSE: FDX) will submit to stockholders a proposal to amend FedEx's certificate of incorporation and bylaws to remove all supermajority voting requirements.

FedEx's charter and bylaws currently require an 80% supermajority vote of outstanding shares for the following actions:

-- Approving certain business combinations, including certain mergers, unless the transaction is approved by the Board of Directors or offers a "fai price" to the stockholders (the "fair price provision");

-- Amending or repealing the fair price provision or the requirements in FedEx's certificate of incorporation and bylaws that (i) stockholder action b(taken at a duly called annual or special meeting, and (ii) special meetings be called only by the Board of Directors; and

-- Dividing the Board into classes with staggered terms.

If the Board's proposal is adopted, the stockholder approval threshold for these actions will be reduced to a simple majority of outstanding shares.

Stockholders will vote on the Board's simple majority vote proposal at FedEx's annual meeting in September 2006. Approval of the proposed charter and bylaw amendments will require an 80% supermajority stockholder vote. A full description of the proposal will be contained in FedEx's proxy statement for the annual meeting.

About FedEx

FedEx Corp. (NYSE: FDX) provides customers and businesses worldwide with a broad portfolio of transportation, e-commerce and business services. With annual revenues of $32 billion, the company offers integrated business applications through operating companies competing collectively and managed collaboratively, under the respected FedEx brand. Consistently ranked among the world's most admired and trusted employers, FedEx inspires its more than 260,000 employees and contractors to remain "absolutely, positively" focused on safety, the highest ethical and professional standards and the needs of their customers and communities. For more information, visit www.fedex.com.

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Robert Molinet

From:	J [olmsted7p@earthlink.net]
Sent:	Thursday, May 04, 2006 12:23 AM
To:	Robert Molinet
Subject:	(FDX) Simple Majority Vote Stockholder Proposal

Mr. Molinet,
I appreciate the steps the company has taken on this topic. However, experience with other companies has demonstrated a need for shareholder caution on this topic and thus I cannot withdraw the rule 14a-8 proposal.
The company does have the option of publishing both proposals.
Sincerely,
John Chevedden

Robert Molinet

From: Robert Molinet
Sent: Wednesday, May 03, 2006 11:51 AM
To: 'J'
Subject: RE: Simple Majority Vote Stockholder Proposal

Mr. Chevedden:

I informed you earlier this week that no supermajority vote requirements will remain at FedEx if management's proposal is approved by our shareholders. Please advise whether you will withdraw your proposal.

Thanks, Rob

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
901-818-7029

-----Original Message-----
From: Robert Molinet
Sent: Wednesday, April 26, 2006 6:20 PM
To: 'J'
Subject: Simple Majority Vote Stockholder Proposal

Mr. Chevedden:

As a follow up to our conversation this afternoon, please be advised that the FedEx board of directors has decided to implement, subject to shareholder approval, your simple majority vote proposal. We publicly announced the Board's decision on April 3 (see link, below). At the 2006 annual meeting, scheduled to be held in September, management will submit to stockholders a proposal to amend FedEx's certificate of incorporation and bylaws to remove all supermajority voting requirements. Management will recommend that shareholders approve the charter and bylaw amendments and we will solicit proxies in favor of the proposal.

Approval of the proposed charter and bylaw amendments will require an 80% supermajority stockholder vote. You may recall that two years ago we also had an agenda item (repeal of our classified board) that required an 80% shareholder vote for approval. With management's support, that proposal passed with over 90% of outstanding shares voting in favor. We have no reason to believe that the simple majority vote proposal will not be similarly approved by our shareholders.

Accordingly, we respectfully request that you withdraw your proposal. I would appreciate your response by the close of business on Monday, May 1.

Feel free to contact me if you have any questions.

Thank you for your consideration of our request.

Rob Molinet

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
901-818-7029

Robert Molinet

From: Robert Molinet
Sent: Monday, May 01, 2006 8:51 AM
To: 'J'
Subject: RE: (FDX) Simple Majority Vote Stockholder Proposal

None.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, April 28, 2006 10:48 PM
To: Robert Molinet
Subject: (FDX) Simple Majority Vote Stockholder Proposal

Mr. Molinet,
Please advise the supermajority vote requirements that will remain at FDX if the company proposal is adopted.
Sincerely,
John Chevedden

Robert Molinet

From: Robert Molinet
Sent: Wednesday, April 26, 2006 6:20 PM
To: 'J'
Subject: Simple Majority Vote Stockholder Proposal

Mr. Chevedden:

As a follow up to our conversation this afternoon, please be advised that the FedEx board of directors has decided to implement, subject to shareholder approval, your simple majority vote proposal. We publicly announced the Board's decision on April 3 (see link, below). At the 2006 annual meeting, scheduled to be held in September, management will submit to stockholders a proposal to amend FedEx's certificate of incorporation and bylaws to remove all supermajority voting requirements. Management will recommend that shareholders approve the charter and bylaw amendments and we will solicit proxies in favor of the proposal.

Approval of the proposed charter and bylaw amendments will require an 80% supermajority stockholder vote. You may recall that two years ago we also had an agenda item (repeal of our classified board) that required an 80% shareholder vote for approval. With management's support, that proposal passed with over 90% of outstanding shares voting in favor. We have no reason to believe that the simple majority vote proposal will not be similarly approved by our shareholders.

Accordingly, we respectfully request that you withdraw your proposal. I would appreciate your response by the close of business on Monday, May 1.

Feel free to contact me if you have any questions.

Thank you for your consideration of our request.

Rob Molinet

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
901-818-7029

http://home.businesswire.com/portal/site/fedex-corp/index.jsp?epi-content=GENERIC&newsId=20060403005237
&ndmHsc=v2*A1104584400000*B1146118449000*C4102491599000*DgroupByDate*J2*M670*N1000731
&newsLang=en&beanID=1700974478&viewID=news_view

Robert Molinet

From: J [olmsted7p@earthlink.net]
Sent: Friday, April 21, 2006 10:54 PM
To: Robert Molinet
Subject: Stockholder Proposal

Mr. Molinet,
Thank you for you for following up your first message on which I was not able to retrieve the name or telephone number.
John Chevedden
310-371-7872

Robert Molinet

From: Robert Molinet
Sent: Friday, April 21, 2006 1:58 PM
To: 'J'
Subject: Stockholder Proposal

Mr. Chevedden:

I left a message on your voicemail earlier this week to discuss with you your stockholder proposal regarding simple majority voting. In light of our Board's decision to implement your proposal (see April 3rd press release), we respectfully ask that you withdraw it.

Please call me at our earliest convenience to discuss.

Thanks,

Rob Molinet

Robert T. Molinet
Corporate Vice President - Securities & Corporate Law
FedEx Corporation
901-818-7029

Robert Molinet

From: J [olmsted7p@earthlink.net]
Sent: Monday, April 03, 2006 6:46 PM
To: Robert Molinet
Subject: Congratulations

Mr. Molinet,
Congratulations on a step forward.
Sincerely,
John Chevedden

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Friday, May 19, 2006 12:40 AM
To: CFLETTERS
Cc: Robert Molinet
Subject: FedEx Corporation (FDX) No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

May 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

FedEx Corporation (FDX)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: John Chevedden

Ladies and Gentlemen:

There will be a thorough response to the company no action request dated May 8, 2006. Please advise if you are approaching your decision and have not yet received the complete response.

Upon initial review and careful reading, the company fails to even claim that all the company super majority vote requirements are included in its purported upcoming submission to shareholders.

The company claims it has certain specific super majority requirements. However it does not claim that these specific super majority requirements include all such requirements that the company has.

Sincerely,

John Chevedden

cc:
Robert Molinet <rtmolinet@fedex.com>
Staff Vice President
PH: 901-818-7029
FX: 901-818-7119

From: J [olmsted7p@earthlink.net]
Sent: Monday, June 19, 2006 1:54 PM
To: CFLETTERS
Cc: Robert Molinet
Subject: #2 FedEx Corporation (FDX) No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

June 19, 2006



Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

FedEx Corporation (FDX)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: John Chevedden

Ladies and Gentlemen:

There will be a more detailed response forwarded by midnight June 20, 2006 to the company no action request dated May 8, 2006.

Upon initial review and careful reading, the company fails to even claim that all the company super majority vote requirements are included in its purported upcoming submission to shareholders.

The company claims it has certain specific super majority requirements. However it does not claim that these specific super majority requirements include all such requirements that the company has.

Sincerely,

John Chevedden

cc:
Robert Molinet <rtmolinet@fedex.com>
Staff Vice President
PH: 901-818-7029
FX: 901-818-7119

From: J [olmsted7p@earthlink.net]
Sent: Monday, June 19, 2006 10:21 PM
To: CFLETTERS
Cc: Robert Molinet
Subject: (FDX)FedEx Corporation #3 Shareholder Position on CompanyNo-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

June 19, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

FedEx Corporation (FDX)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: John Chevedden

Ladies and Gentlemen:

This is a more detailed response to the company no action request dated May 8, 2006.

Upon initial review and careful reading, the company fails to even claim that all the company super majority vote requirements are included in its purported upcoming submission to shareholders.

The company claims it has certain specific super majority requirements. However it does not claim that these specific super majority requirements to be purportedly put to a shareholder vote include all such requirements that the company has.

Additionally, companies have shown that they cannot be trusted in their no action request statements in regard to the simple majority vote topic.
This lends support to giving the FedEx position careful examination.

For example in International Business Machines Corporation (January 19, 2006) IBM made an extensive argument that appears to be simply bogus (Exhibit A). This was addressed in the Exhibit B letter by the sponsor party.
Furthermore after the apparent rejection of the company argument by the staff (Exhibit C), IBM had no restraint on repeating this apparently bogus argument in its management position statement (Exhibit D) addressing the very proposal IBM failed to exclude with its discredited argument.

Moreover shareholders rejected the IBM argument giving the rule 14a-8 proposal a 61% supporting vote according to the Institutional Shareholder Services Checklist of 2006 Shareholder Resolutions, June 9, 2006.

Thus based on the IBM example companies like FedEx should receive great scrutiny on their no action letter claims regarding the simple majority vote topic.

Sincerely,

John Chevedden

cc:
Robert Molinet <rtmolinet@fedex.com>
Staff Vice President
PH: 901-818-7029
FX: 901-818-7119

Exhibit A:

December 5, 2005

Securities and Exchange Commission

Office of Chief Counsel

Department of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Subject: 2006 Stockholder Proposal of the Rossi Family Trust (appointing John Chevedden as proxy) to Implement a "Simple Majority Vote"

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated October 5, 2005 from Nick Rossi and Emil Rossi, as Trustees of the Jeanne Rossi Family Trust (the "Proponent") attaching a stockholder proposal entitled "Adopt Simple Majority Vote" (hereinafter the "Proposal"). The Rossis have appointed Mr. John Chevedden to act on behalf of the Proponent on all matters with respect to the Proposal. The Proposal and cover letter are attached hereto as Exhibit A.

The RESOLVED section of the Proposal asks:

"that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible."

Importantly, the Proposal makes clear, in the fifth paragraph, that:

"This Proposal does not address a majority vote standard in director elections which is gaining increased support as a separate topic."

(See Exhibit A (emphasis added))

IBM believes the entire Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the reasons discussed below.
To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED FROM THE COMPANY'S PROXY MATERIALS UNDER RULE
14a-8(i)(10) AS SUBSTANTIALLY IMPLEMENTED. BECAUSE IBM HAS REDEEMED ITS PREFERRED STOCK, IT HAS NO OPERATIVE SUPERMAJORITY VOTING PROVISIONS AND THE PROPOSAL IS THEREFORE MOOT.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" [1] the action requested. As described in detail below, IBM has no operative supermajority voting provisions in any of our governing documents that could be the subject of a stockholder proposal for a "simple majority vote." As such, the Proposal should be excluded under Rule 14a-8(i)(10) as moot.

The rationale for a exclusion of a proposal under Rule 14a-8(i)(10) has been described as follows:

"A company may exclude a proposal if the company is already doing<or substantially doing<what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot."

William Morley, Editor, Shareholder Proposal Handbook, by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed.), Sec. 23.01 [B] at p. 23-4.

The proxy rules thus permit a company to exclude from its proxy materials a proposal if management has already implemented the substance of a proposal, making its consideration by its stockholders "moot," or a useless exercise. Regan, R., The Annual Meeting of Shareholders, 12-4th BNA Corporate Practice Series at page A-37 (September 2005). In this connection, the staff has consistently taken the position that shareholder proposals have been "substantially implemented" within the meaning of Rule 14a-8(i)(10) when the company already has implemented the essential objective of the proposal. As described herein, the instant case presents precisely such a situation. Hence, the staff has granted relief and permitted the exclusion of other proposals under Rule 14a-8(i)(10) and its predecessor, Rule 14a-8(c)(10), in cases where the actions requested of the registrant in a stockholder proposal were either duplicative of what the registrant was already doing, or was simply inapplicable to the registrant's activities.

A number of recent letters are instructive with respect to the same Proposal seeking a "simple majority vote." In Bristol-Myers Squibb Company (February 14, 2005) a stockholder proposal from Mr. Chevedden for a "simple majority vote" was properly excluded as "substantially implemented" under Rule 14a-8(i)(10) where the registrant was engaged in the process of removing the operative supermajority voting provisions from its governing documents, and was planning to submit a management proposal in its upcoming proxy statement in order to secure the requisite stockholder approval to do so. Similarly, in Allegheny Energy, Inc. (February 14, 2005, reconsideration denied March 9, 2005), a simple majority vote proposal from Mr. Chevedden was properly determined by the staff to be subject to exclusion under Rule 14a-8(i)(10) when the company had taken steps to eliminate the operative supermajority voting provisions from its governing documents. See also Electronic Data Systems Corporation (January 24, 2005)(simple majority vote proposal properly omitted under Rule 14a-8(i)(10) as "substantially implemented" when registrant represented that stockholders would have the opportunity to vote on eliminating the supermajority provision from its certificate of incorporation); and The Home Depot, Inc. (March 28, 2002)(to same effect).

The case for the exclusion of the instant Proposal under Rule 14a-8(i)(10) is even more compelling, as we have already redeemed the only stock which ever had such a voting provision associated with it. In this connection, prior to July 3, 2001, IBM had a single series of callable preferred stock, the Series A 7 1/2%

Preferred Stock (hereinafter "the Preferred Stock"). The Provisions relating to the Preferred Stock, which are fully set forth in Article FOUR, Section 3 of our Certificate of Incorporation, includes a limited supermajority class voting provision.[2] However, IBM redeemed all of the Preferred Stock on July 3, 2001 (Exhibit B), and upon such redemption, by operation of law, all provisions relating to the Preferred Stock<including the limited class voting provision<were of no further force and effect whatsoever. Since all of the provisions relating to the Preferred Stock are now legally defunct, IBM has no supermajority voting provisions in any of our governing documents that the Proposal could seek to lower to a "simple majority vote." As such, the instant Proposal should excluded outright under Rule 14a-8(i)(10) as moot. See PPG Industries, Inc. (January 19, 2004)(proposal that board issue a policy statement committing the company to use alternatives to product testing on animals properly excluded under rule 14a-8(i)(10), with the staff noting PPG's representation that the company has publicly issued an animal welfare policy committing the company to use alternatives to animal testing); Baldwin Piano and Organ Company (March 27, 1997)(proposal requesting registrant to engage the services of a nationally recognized investment banker to explore all alternatives to enhance shareholder values, including a sale, merger or other business combination was properly excluded under former Rule 14a-8(c)(10), because it was rendered moot. In arriving at this position, the staff noted that the registrant had in fact already retained a nationally recognized investment bank to evaluate various business alternatives); International Business Machines Corporation (February 19, 1987)(proposal to have registrant withdraw from South Africa was properly omitted where the registrant represented that it was in the process of doing so, and would no longer have any employees or assets there); E.I. du Pont de Nemours and Co. (February 12, 1990) (proposal to establish committee to monitor environmental compliance properly excluded as the company's board had already established a committee with a similar mission). See also Cisco Systems, Inc. (August 11, 2003)(proposal seeking for company to implement a performance-based compensation plan was deemed to be "substantially implemented" based on what company had in place); and First Federal Bankshares, Inc. (September 18, 2000)(company could exclude, as moot, a proposal requesting that board not restrict the eligibility of any adult shareholder to serve as a director when the company showed that it did not impose any such restrictions in its governing documents). The same result should apply here, and the "simple majority" Proposal

should be omitted from IBM's proxy materials under Rule 14a-8(i)(10).

A. THE PROPOSAL IS MOOT AS TO IBM, AS THE PROPOSAL IS PROPERLY TARGETED AT COMPANIES WITH OPERATIVE SUPERMAJORITY VOTING PROVISIONS IN THEIR GOVERNING DOCUMENTS, NOT IBM, SINCE IBM HAS NO OPERATIVE SUPERMAJORITY VOTING PROVISIONS IN OUR GOVERNING DOCUMENTS.

As noted above, the Proposal is moot as applied to IBM. It seeks a simple majority vote to apply on each issue that can be subject to a shareholder vote. More importantly, the Proposal, by its express terms, is not intended to apply to director elections, where a different threshold applies.3 With this being the case, the clear intent of the instant Proposal is to have companies with operative supermajority voting provisions in their governing documents have stockholders vote to lower those voting thresholds to a "simple majority vote" to the maximum extent permitted by law, (i.e., in the Proponent's words, "to the greatest extent possible.")

The Proposal appears to have been carefully drafted with these qualifying words so as not to attempt to have companies impose "simple majority" voting thresholds in situations where another voting requirement is mandated by state law.4 Notably, the Proposal also does not seek to change applicable voting thresholds to a "simple majority" for director elections. Indeed, our review of the existing staff letters of this same proposal, whether submitted directly by Mr. Chevedden or by others with his involvement, makes clear that the Proposal is properly targeted at companies with operative supermajority voting provisions in their governing documents that could be lawfully lowered through corporate action by a company's board and its stockholders. However, IBM is not such a company. Compare Alaska Air Group (February 17, 2004, March 8, 2002, March 26, 2000)(proposal for a simple majority vote could not be excluded where the certificate of incorporation contained operative supermajority provisions requiring a stockholder vote of 80% of the outstanding shares); SBC Communications, Inc. (January 5, 2005, reconsideration denied January 31, 2005)(proposal for a simple majority vote could not be excluded where the certificate of incorporation contained an operative supermajority provision requiring a two-thirds majority vote of the total outstanding shares to amend or repeal any by-law for the maximum number of directors on SBC's board or for a classified board); Northrop Grumman Corporation (March 22, 2002 and February 16, 2001)(proposals to reinstate simple majority vote could not be excluded where company's governing documents contained operative supermajority voting provisions); Maytag Corporation (March 14, 2002)(proposal to reinstate simple majority voting could not be excluded where the company's governing documents contained a number of operative supermajority voting provisions); Electronic Data Systems Corporation (September 28, 2001)(company with operative supermajority voting provision could not exclude proposal from Mr. Chevedden seeking to allow a simple majority vote);5 UAL Corporation (February 9, 2001) (proposal from Mr. Chevedden to reinstate simple majority voting on all matters that are submitted to shareholder vote could not be excluded where UAL had operative supermajority voting provisions in its governing documents); The Boeing Company (February 6, 2001) (proposal to reinstate simple majority voting from another stockholder could not be excluded where Boeing's governing documents contained operative supermajority voting provisions); Lockheed Martin Corporation (February 5, 2001)(company with operative supermajority voting provisions in its governing documents could not exclude a proposal from John Chevedden seeking to reinstate simple majority voting on all matters that are subject to shareholder vote); The Home Depot, Inc. (April 4, 2000)(to same effect);6 Sempra Energy (February 29, 2000)(company with an operative supermajority voting provision could not exclude a proposal from Ray and Veronica Chevedden, seeking to reinstate a simple majority vote).

The above letters, while interesting, are readily distinguishable from IBM's situation. In contrast to the foregoing letters, in which proposals were filed with companies that all had operative supermajority voting provisions in their governing documents, IBM has no operative supermajority voting provisions in any of its governing documents. Therefore, for the reasons set forth below, the instant Proposal is inapplicable to IBM, and it is subject to exclusion as moot under Rule 14a-8(i)(10).

In this light, Article II, SECTION 8 of IBM's By-laws provides, in pertinent part: "At all meetings of the stockholders at which a quorum shall be present, all matters (except where otherwise provided by law, the Certificate of Incorporation or these By-laws) shall be decided by the vote of a majority in voting interest of the stockholders present in person or represented by proxy and entitled to vote thereat."

There are no provisions in our By-laws which require a greater vote by our stockholders. By the same token, none of the operative provisions in IBM's Certificate of Incorporation require stockholder approval of any actions by more than a majority of shares. As described earlier, since all of the Preferred Stock was redeemed in 2001, all provisions relating to the Preferred Stock<including the limited class voting provision<are defunct, and of no further force and effect. While other companies that have considered similar proposals from Mr. Chevedden and others over the years have all had governing documents with operative provisions requiring stockholder approval of certain transactions by a "supermajority" vote, the history and status of those proposals is simply not relevant to IBM's situation, because IBM already redeemed the Preferred Stock which contained a limited supermajority voting provision, and IBM does not have any other supermajority voting requirements which a stockholder proposal could lower.
In short, since IBM has no operative "supermajority" voting requirements in our governing documents, this proposal is simply inapplicable to IBM and therefore moot within the meaning of Rule 14a-8(i)(10).

B. AN INOPERATIVE VESTIGIAL PROVISION IN IBM'S CERTIFICATE OF INCORPORATION WHICH IS OF ABSOLUTELY NO LEGAL FORCE AND EFFECT RELATING TO PREFERRED STOCK THAT HAS ALREADY BEEN REDEEMED SHOULD NOT LEAD TO A DIFFERENT RESULT UNDER RULE 14a-8(i)(10).

Upon receipt of the Proposal, we reviewed it carefully, noting first that the Proposal, by its terms, specifically was not intended to apply to director elections. In reading through the Proposal, we noted with interest the Proponent's statement that:

"* A 67% shareholder vote was required to make at least one key governance change<Entrenchment Concern."

Since IBM stockholders had not voted on any agenda item for many years with

such a supermajority voting requirement<let alone one for a "key governance change" <it was not clear what the Proponent was referring to. After reviewing our governing documents, we believed that the Proponent was referring to the now-wholly inoperative and legally defunct provisions in our Certificate of Incorporation relating to the Preferred Stock, which provisions, when operative, contained a limited 2/3 class voting provision.
Since IBM redeemed all of the Preferred Stock in 2001, all provisions relating thereto (including the voting provision) are a nullity; i.e., of no legal force and effect whatsoever.

The Preferred Stock, by its terms, was not redeemable prior to July 1, 2001, and on and after such date, IBM had the option to redeem such Preferred Stock. Consistent with such terms, IBM exercised its redemption rights, and fully redeemed the Preferred Stock on July 3, 2001. Prior notification of the redemption of the Preferred Stock was effected by IBM (Exhibit B) and the Company thereafter described such redemption in our 1934 Act reports<first, as a Subsequent Event in our Form 10-Q for the quarter ended June 30, 2001,7 and again at the end of each calendar year in the Notes to our Annual Reports on Form 10-K for the years ending December 31, 2001, December 31, 2002 and December 31, 2003, describing Stockholders' Equity
Activity.8 Upon the redemption of all the Preferred Stock by the Company on July 3, 2001, none of the shares remained outstanding, and all of the provisions in our Certificate of Incorporation relating thereto<including the supermajority voting provision the Proponent appears to have focused upon in crafting the Proposal<were of no legal further force and effect whatsoever.

Recognizing that the Proposal was moot as to IBM, and hoping to avoid having to involve the SEC to resolve this matter, the undersigned contacted Mr. Chevedden on November 21, 2005. I explained our position, and sought for him to voluntarily withdraw the Proposal. I noted to him that we had no operative supermajority voting provisions in our governing documents, and that the only supermajority voting provision physically resident in our Certificate of Incorporation related to a limited class voting provision for the Preferred Stock, which had been fully redeemed over 4 years ago. Because all of the Preferred Stock had been redeemed, I explained that all of the provisions relating thereto<including the supermajority voting provision<were a legal nullity. I noted

that once IBM exercised our right to redeem all of the Preferred Stock on July 3, 2001, no shares remained outstanding, and that as of such date, all provisions relating thereto were of no further force and effect. As such, I noted that IBM had no operative supermajority voting provisions remaining in any of our governing documents which could even be the subject of any shareholder vote, let alone his stockholder proposal relating thereto. I further noted to Mr. Chevedden that in contrast to IBM, other companies I found where he had filed this same proposal over the years who raised challenges to his proposal at the SEC had operative supermajority voting provisions in their governing documents. I also explained that the redemption of the Preferred Stock was a matter of public record, noting both IBM's issuance of a public press release prior to the redemption, and, more importantly, that IBM had made specific and repeated references to the redemption of the Preferred Stock in our 1934 Act reports for 2001, 2002 and 2003. Mr. Chevedden was cordial, but responded only that the SEC should "be the arbiter" of this matter. As such, we are now filing this letter seeking exclusion of the Proposal under Rule 14a-8(i)(10).

In sum, we believe the Proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10) and moot. Since: (i) the Proposal by its terms, asks "that our Board of Directors take each step necessary for a simple majority vote to apply in each issue that can be subject to a shareholder vote," and (ii) since the Proposal by its terms is not designed to address director elections, the Proposal is simply not applicable to IBM because our governing documents contain no operative supermajority voting provisions which can be subject to a shareholder vote. The sole voting provision still physically resident within IBM's Certificate of Incorporation relates to Preferred Stock which has all been redeemed. By its terms, all provisions relating to the Preferred Stock (including the voting provision) are<and have been<of no legal force and effect whatsoever as of July 3, 2001, because none of the shares are outstanding, having been redeemed in full over 4 years ago.

The fact that the provisions relating to the now defunct and fully redeemed Preferred Stock physically remain in the Company's Certificate of Incorporation should not change the legal result. The Company, by redeeming all of the Preferred Stock, has already implemented the substance of the Proposal, making any current consideration by IBM shareholders moot, or a useless exercise.

Without the Preferred Stock, there can be no issues subject to any supermajority voting. All of the provisions in the Certificate of Incorporation relating to the Preferred Stock, being wholly inoperative, are of no legal force and effect whatsoever, and do not conflict in any way with what the Proposal seeks. Inasmuch as the Proposal asks the IBM Board of Directors to implement simple majority voting by eliminating supermajority provisions from our governing documents, the Board of Directors and the Company have already effected that request by redeeming the Preferred Stock on July 3, 2001. In substance, the Proposal asks IBM to do what has already been done. Hence, we see no reason to confuse stockholders, or otherwise waste corporate resources in having our stockholders vote on a matter that is moot. See William Morley, Editor, Shareholder Proposal Handbook, supra, at page 23-4. In light of the foregoing, we believe the Proposal has been substantially implemented within the meaning of Rule 14a-8(i)(10).10

Physical removal of these defunct and inoperative provisions should not be required to conclude that the Proposal has been "substantially implemented" under Rule 14a-8(i)(10). This has certainly been the case in other contexts. For example, in Humana Inc. (February 27, 2001), the staff concurred that a proposal recommending that the company establish a nominating committee solely of "independent" directors was "substantially implemented," notwithstanding the proponent's assertion that its more restrictive definition of independence should govern. See also Masco Corporation (March 29, 1999)(proposal that the company establish specified qualifications for outside directors was "substantially implemented" notwithstanding differences between the proposal and company's qualifications); The GAP (March 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers was substantially implemented even though the company's report did not provide all the information sought by the proposal); H.J. Heinz Company (June 19, 1997) (proposal had been substantially implemented despite a letter from the proponent (CREF) detailing a number of differences between the company's existing corporate governance guidelines and the information specifically requested in the proposal); The Limited, Inc. (March 15, 1996) (company's adoption of some, but not all, of the recommended policies with respect to its foreign suppliers substantially implemented the proposal). By the same token, in the instant case, the inoperative language in our Certificate of Incorporation relating to the now-defunct Preferred Stock is of no legal force and effect whatsoever. Moreover, since there is nothing inconsistent between what the Proponent seeks and the operative provisions of our governing documents, the Proposal is moot under Rule 14a-8(i)(10). The terms relating to the Preferred Stock, having been redeemed in full, are a legal nullity, and are akin to a harmless vestigial remnant which will be physically removed from our Certificate of Incorporation in due course.

Finally, we wish to highlight that the instant situation is readily and substantively distinguishable from General Motors Corporation (March 30, 2005). General Motors, faced with a similar "simple majority vote" proposal from Mr. Chevedden, argued unsuccessfully that it was moot because a peculiar11<but nonetheless fully operative<supermajority voting provision, applicable to "its issued and outstanding stock of all classes," was "permissive" rather than "mandatory" in nature. Unlike the situation in GM, where there was no question that their supermajority provision was fully operative<covering all of its issued and outstanding stock of all classes<it is just as clear in the instant case that there are no operative provisions in IBM's Certificate of Incorporation calling for any supermajority voting.
The only provision still physically resident in IBM's Certificate of Incorporation is wholly inoperative because the voting provision related to Preferred Stock which was fully redeemed over 4 years ago.

In sum, since IBM redeemed the Preferred Stock in 2001, there are no operative provisions in the Company's governing documents which conflict in any way with the simple majority vote sought by the Proposal. As such, we believe the Proposal has already been "substantially implemented" within the meaning of Rule 14a-8(i)(10), and is thereby subject to exclusion from our proxy materials in its entirety under Rule 14a-8(i)(10). IBM therefore respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2006 Annual Meeting under Rule 14a-8(i)(10).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

There is yet another reason to exclude the instant Proposal. Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29, 106 and 29, 108). The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976). The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28,
1998 at p. 29, 108) See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47.

Moreover, it has also been the consistent position of the staff that if any portion of a proposal implicates ordinary business matters, the entire proposal must be omitted under Rule 14a-8(i)(7). International Business Machines Corporation (January 9, 2001; reconsideration denied February 14, 2001); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc.
(March 21, 1999); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its

entirety, with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception). Thus, even if a part of the instant Proposal relates to an ordinary business matter, the entire Proposal must be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000). Under these tests, the instant Proposal is also subject to omission in its entirety under Rule 14a-8(i)(7).

Given the situation at hand, to the extent the only remaining "unimplemented" portion of the Proposal could possibly be understood to have IBM undertake the ministerial task of physically removing the inoperative and defunct provisions relating to the Preferred Stock from our Certificate of Incorporation (i.e., to "fully" implement the Proposal<a result not required under Rule 14a-8(i)(10), see Argument I, supra), such portion of the Proposal would be subject to exclusion as a matter of ordinary business under Rule 14a-8(i)(7), and the Company also hereby seeks exclusion of the entire Proposal under such rule.

Any "physical cleanup" which might be suggested in the instant case could only recommend that the Company's Office of the Secretary take all steps necessary to attend to what would only be the ministerial task of effecting a separate corporate housekeeping action, removing from our Certificate of Incorporation provisions which are<and have been since 2001<completely devoid of any legal significance to the Company or its stockholders. Indeed, this level of micro-management<which would have stockholders vote at an annual meeting solely to remove harmless and legally inoperative provisions<implicates a matter even more mundane than a variety of other analogous issues the staff has addressed and concurred that companies could exclude over the years under Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7), including, among others, proposals seeking to regulate the color of ink a company should use in its annual report (Pan Am Corporation (February 16, 1990)); the specific content to include in a registrant's periodic reports (WPS Resources Corp. (January 23, 1997)); the specific information to be placed within a registrant's proxy materials (International Business Machines Corporation (January 19, 1999)); the floor procedures a company should employ at its annual meeting (AmSouth Bancorporation (January 15, 2002)); and the physical dimensions for a product a company had long been successfully marketing (Mattel, Inc.

(January 4, 1996)).

In this connection, IBM has been incorporated since 1911. We have effected multiple amendments to our Certificate of Incorporation over the years, and we expect to continue to do so. In the past, it was IBM's practice to go back to our stockholders to remove outdated provisions from our Certificate when other substantive amendments were needed that required stockholder consideration. Notably, the Preferred Stock provisions in question were still fully operative at the time IBM last amended its Certificate of Incorporation in 1999 after receiving stockholder approval to increase the number of authorized shares in connection with a 2 for 1 common stock split.
Consistent with Rule 14a-8(i)(7), we believe it would be a colossal waste of time and company resources to have IBM stockholders vote at an annual meeting on an item to physically remove harmless and defunct provisions from our Certificate of Incorporation. Indeed, the Company is well aware of these provisions, is in the best position to determine when and how to best effect a cleanup of these provisions, and will attend to their removal in the ordinary course. Since this decision is best left to the Company's management rather than our stockholders, IBM also respectfully requests the concurrence of the staff that the Proposal can properly be excluded under Rule 14a-8(i)(7).

We are sending Mr. Chevedden, on behalf of the Proponent, a copy of this submission, advising him of our intent to exclude the Proposal from the proxy materials for the 2006 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Because of time considerations, and in accordance with Q&A "I." of Staff Legal Bulletin 14C dated June 28, 2005, we would appreciate it if you could provide your response by facsimile to IBM and Mr. Chevedden. Our facsimile number is 845-491-3203, and Mr. Chevedden's facsimile number is 310-371-7872. Thank you for your attention and interest in this matter.

Very truly yours,

/s/

Stuart S. Moskowitz

Senior Counsel

Copy, with attachments to:

Mr. John Chevedden

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278

-----FOOTNOTES-----

1 Prior to 1983, the Staff of the Division of Corporation Finance permitted exclusion of proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected. In 1983, the Commission announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the Commission explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Release No. 20091 (Aug. 16, 1983). The Commission amended the Rule to reflect the new, more flexible interpretation in 1998. See Securities Exchange Act Rel. No. 40018 (May 21, 1998).

2 The now-inoperative and defunct supermajority class voting provision for the Preferred Stock in IBM's Certificate of Incorporation is set forth below:

(e) Voting. The shares of the Series A 7-1/2% Preferred Stock shall not have any voting powers either general or special, except as required by law and except that:

(i) So long as any of the shares of the Series A 7-1/2% Preferred Stock are outstanding, the consent of the holders of at least two-thirds of all the shares of the Series A 7-1/2% Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of shares of the Series A 7-1/2% Preferred Stock shall vote together as a separate class, shall be necessary for authorizing, effecting or validating the amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation or of any certificate amendatory thereof or supplemental thereto (including any certificate of amendment or any similar document relating to any series of preferred stock) which would adversely affect the powers, preferences or special rights of the Series A 7-1/2% Preferred Stock, including the creation or authorization of any class of stock that ranks senior to the Preferred Stock with respect to dividends or upon Liquidation. Any amendment or any resolution or action of the Board of Directors which would create or issue any series of preferred stock out of the authorized shares of preferred stock, or which would authorize, create or issue any shares or class of stock (whether or not already authorized), ranking junior to or on a parity with the Series A 7-1/2% Preferred Stock with respect to the payment of dividends and distributions and distributions upon any Liquidation, shall not be considered to affect adversely the powers, preferences or special rights of the outstanding shares of the Series A 7-1/2% Preferred Stock."

3 In this connection, the Proposal specifically states that: "[t]his Proposal does not address a majority vote standard in director elections which is gaining increased support as a separate topic." (See Exhibit A).

4 For example, in New York, in the case of a sale of all or substantially all of the assets of a company outside the ordinary course of business, Section 909 of the New York Business Corporation Law would require the approval of 2/3 of IBM's outstanding shares. If the Proposal sought to have stockholders vote on lowering this 2/3 vote to a "simple majority," the Proposal would violate Section 909 and would be subject to outright exclusion under Rule 14a-8(i)(2).

5 Compare Electronic Data Systems Corporation (January 24, 2005), supra, where this "simple majority vote proposal" was later omitted under Rule 14a-8(i)(10) as "substantially implemented" when the company represented that stockholders would have the opportunity to vote on eliminating the operative

supermajority provision from its certificate of incorporation.

6 Compare The Home Depot, Inc. (March 28, 2002), supra, where actions subsequently taken by the company to eliminate the operative supermajority voting provisions rendered the proposal moot under Rule 14a-8(i)(10).

7 Note 9 to IBM's Consolidated Financial Statements contained the following disclosure relating to the redemption of the Preferred Stock:

In 1993, the company issued 11.25 million shares of Series A 7-1/2% Preferred Stock, represented by 45 million Depositary Shares. On May 18, 2001, the company announced it would redeem all outstanding shares of its Series A 7-1/2% Preferred Stock, represented by the outstanding Depositary Shares (10,184,043 shares). The Depositary Shares represent ownership of one-fourth of a share of Preferred Stock. Depositary Shares were redeemed as of July 3, 2001, the redemption date, for cash at a redemption price of $25 plus accrued and unpaid dividends to the redemption date for each Depositary Share. Dividends on Preferred Stock, represented by the Depositary Shares ceased to accrue on the redemption date.

8 For example, Note N to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, set forth as Exhibit C hereto, also stated that:

In 1995, the Board of Directors authorized the company to repurchase all of its outstanding Series A 7-1/2 percent callable preferred stock. On May 18, 2001, the company announced it would redeem all outstanding shares of its Series A 7-1/2 percent callable preferred stock, represented by the outstanding depositary shares (10,184,043 shares). The depositary shares represent ownership of one-fourth of a share of preferred stock. Depositary shares were redeemed as of July 3, 2001, the redemption date, for cash at a redemption price of $25 plus accrued and unpaid dividends to the redemption date for each depositary share. Accordingly, these shares are no longer outstanding. Dividends on preferred stock, represented by the depositary shares, ceased to accrue on the redemption date.

10 It has historically been IBM's practice to go back to stockholders to remove harmless and outdated provisions from our Certificate when other substantive amendments are sought that require stockholder consideration. In this connection, when IBM last physically amended its Certificate of Incorporation in 1999 after receiving stockholder approval to increase the number of authorized shares in connection with a 2 for 1 stock split, the Preferred Stock provisions were still fully operative. We have not had reason since that time to go back to stockholders to amend our Certificate of Incorporation. As noted in Argument II, infra, the Company is in the best position to determine how and when to best effect a cleanup of these inoperative and defunct charter provisions, and it will attend to the removal of these provisions in due course.

11 The fully operative language of the provision in GM's certificate of incorporation, which has been in GM's certificate of incorporation since 1916, provides in pertinent part that with the vote of "two-thirds of its issued and outstanding stock of all classes ... the Board of Directors may sell.... any part or all of the property, assets, rights and privileges of the Corporation...." (emphasis added)

Exhibit B:

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

International Business Machines Corporation (IBM)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote

Shareholder: Nick Rossi

Ladies and Gentlemen:

This is to advise that the December 7, 2005 initial response to the International Business Machines Corporation (IBM) no action request was emailed to the company on December 8, 2005 and there has been no response from the company.

The following repeats the brief but critical information in the December 7, 2005 initial shareholder response:

According to The Corporate Library IBM has a 67% Voting Provision. This seems to be contrary to the company argument that it essentially has no 67%-type Voting Provision. The following text is from The Corporate Library Governance Analytics report on IBM:

"Vote Required for Merger or Other Transaction: 67%
"Merger Vote Notes
"At companies like IBM that were incorporated in New York on or prior to February 22, 1998, approval of holders of two-thirds of the outstanding stock is required for a merger unless a company has explicitly provided for a lower threshold in its charter. IBM has not amended its charter so the two-thirds threshold remains in effect."
Source: http://www.boardanalyst.com/companies/company_profile.asp?ID=13607

Therefore the company does not appear to be doing "what the proposal seeks to achieve."

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
Stuart Moskowitz <smoskowi@us.ibm.com>

Exhibit C:
[STAFF REPLY LETTER]

January 19, 2006

Response of the Office of Chief Counsel Division of Corporation Finance

Re: International Business Machines Corporation Incoming letter dated December 5, 2005

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that IBM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that IBM may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Mary Beth Breslin

Special Counsel

Exhibit D:
THE IBM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

It is important to understand at the outset that IBM has no supermajority voting provisions either in its certificate of incorporation or by-laws. In our view, the proposal is largely an irrelevant exercise in theory.

For all matters other than the election of directors, IBM requires a vote of a majority of votes cast, unless a higher percentage is required by law.
Under New York[1]s Business Corporation Law, for companies like IBM that were incorporated prior to February 22, 1998, a supermajority vote of stockholders is required by statute in order to authorize such extraordinary transactions as a company[1]s voluntary dissolution, the disposition by a company of all or substantially all of its assets, or a merger or consolidation of the company, unless in each instance, a company secures the approval of its stockholders to amend its certificate of incorporation to require a lesser voting threshold.

35

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 8, 2006

The proposal recommends adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues practicable.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8 (i)(10). In this regard, we note your representation that FedEx will provide shareholders at FedEx's 2006 annual meeting with an opportunity to approve amendments to FedEx's certificate of incorporation and by-laws that would eliminate all supermajority voting requirements contained in those documents. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mary Beth Breslin
Special Counsel